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                                                                 EXHIBIT (A)(11)

                         [Borden Chemical, Inc. Letterhead]

FOR IMMEDIATE RELEASE

November 14, 1997

Contact: Peter F. Loscocco

Telephone: (614) 225-4127

BORDEN CHEMICAL, INC. SUCCESSFULLY COMPLETES CASH TENDER OFFER
  FOR THE SHARES OF MELAMINE CHEMICALS, INC.

    COLUMBUS, OHIO (November 14, 1997)--Borden Chemical, Inc. announced today that its cash tender offer for all outstanding shares of common stock of Melamine Chemicals, Inc. (NASDAQ: MTWO) expired, as scheduled, at 12:00 Midnight, New York City time, on November 13, 1997. Based on information provided by the Depositary, a total of 5,494,996 shares of Melamine Chemicals, Inc. (or approximately 97.6% of the outstanding shares of Melamine Chemicals) were validly tendered and not properly withdrawn pursuant to Borden Chemical's cash offer for all outstanding shares of Melamine Chemicals. Such share amount includes approximately 26,109 shares subject to guarantee of delivery.

    Borden Chemical, Inc., through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

    In the second step of the acquisition, Melamine Chemicals will be merged with a subsidiary of Borden Chemical, Inc., and each Melamine Chemicals share not previously purchased in the tender offer will be converted into the right to receive $20.50 in cash pursuant to the terms of the tender offer. The merger will be completed as soon as practicable.